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25002105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67899

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Questrade USA, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5700 Yonge St. Suite 1900
(No. and Street)

North York (City) ON (State) M2M 4K2 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Bain (Name) 416-873-1763 (Area Code – Telephone Number) mbain@questradeusa.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

333 Bay St. Suite 4600 (Address) Toronto (City) ON (State) M5H 2S5 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 85 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Kholodenko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Questrade USA, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title:
President and CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a stat comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Questrade USA, Inc.:

We have reviewed management's statements, included in the accompanying Questrade USA, Inc.'s Exemption Report (the Exemption Report), in which (1) Questrade USA, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions from January 1, 2024 to December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 26, 2025

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

December 31, 2024

	2024
Assets	
Current assets:	
Cash	$ 203,179
Due from affiliate (note 3)	8,994
Prepaid expenses	2,475
Total assets	$ 214,648
Liabilities and Stockholder Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 31,222
Due to affiliate (note 3)	12,324
Income taxes payable	505
Total liabilities	44,051
Stockholder equity:	
Common shares (note 4)	137,009
Additional paid-in capital	2,184
Retained earnings	31,404
Total stockholder equity	170,597
	$ 214,648

See accompanying notes to financial statements.

On behalf of the Board:

Signed by:
B77F6EFEE360449... Director

D58306D07EF4418... Director

QUESTRADE USA

5700 Yonge St., 19th floor
Toronto, Ontario, M2M 4K2

T 416.227.9876, Toll Free 1.888.783.7866
F 416.227.0078, support@questrade.com

Questrade USA. Inc.'s Exemption Report

February 26, 2025

Questrade USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4).
To the best of its knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (2) (ii) from January 1, 2024 to December 31, 2024, without exception.

Very truly yours,
Questrade USA, Inc.

Signed by:
B77F6EFEE360449...
Mr. Edward Kholodenko
Chief Executive Officer

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
QUESTRADE USA INC	8-67899

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 83,813.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 83,813.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 81,246.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 81,246.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 2,567.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 3.00
9		Current overpayment/credit balance, if any			$ 96.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 2.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 2.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 0.00		
	d	Add lines 11a through 11c		$ 2.00	
12		**LESSER** of line 10 or 11d.			$ 2.00
13	a	Amount from line 8		$ 3.00	
	b	Amount from line 9		$ 96.00	
	c	Amount from line 12		$ 2.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 95.00)
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			($ 95.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67899	DEA: FINRA	2024	Dec

MEMBER NAME QUESTRADE USA INC

MAILING ADDRESS 5700 YONGE STREET, STE 1900
TORONTO, ONTARIO M2M 4K2
CANADA

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

QUESTRADE USA INC	Stacey Peters
(Name of SIPC Member)	(Authorized Signatory)
1/23/2025	stacey.peters@acaglobal.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Year ended December 31, 2024

(With Report of Independent Registered Public Accounting Firm therein)

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Table of Contents

KPMG

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Questrade USA, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Questrade USA, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in stockholder equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 *and 17 C.F.R. § 1.10.* In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 26, 2025

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

December 31, 2024

	2024
Assets	
Current assets:	
Cash	$ 203,179
Due from affiliate (note 3)	8,994
Prepaid expenses	2,475
Total assets	$ 214,648
Liabilities and Stockholder Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 31,222
Due to affiliate (note 3)	12,324
Income taxes payable	505
Total liabilities	44,051
Stockholder equity:	
Common shares (note 4)	137,009
Additional paid-in capital	2,184
Retained earnings	31,404
Total stockholder equity	170,597
	$ 214,648

See accompanying notes to financial statements.

On behalf of the Board:

Signed by:
B77F6EFEE360449... Director

D58306D07EF4418... Director

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Income
(Expressed in U.S. dollars)

Year ended December 31, 2024

	2024
Revenue:	
Service fees (note 3)	$ 95,165
Interest	2,568
Total revenue	97,733
Expenses:	
Professional fees	48,794
Office and sundry (note 3)	30,948
Insurance	1,125
Bank charges	1,062
Foreign currency translation loss	13,919
Total expense	95,848
Income before income taxes	1,885
Income tax expense (note 5)	491
Net income	$ 1,394

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Stockholder Equity
(Expressed in U.S. dollars)

Year ended December 31, 2024

	Common shares	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2024	137,009	2,184	30,010	169,203
Net income	–	–	1,394	1,394
Balance, December 31, 2024	$ 137,009	$ 2,184	$ 31,404	$ 170,597

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended December 31, 2024

	2024
Cash flows provided by operating activities:	
Net income	$ 1,394
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Due from affiliate	743
Prepaid expenses	578
Accounts payable and accrued liabilities	2,244
Income taxes payable	13
Due to affiliate	1,662
Net cash provided by operating activities	6,634
Cash, beginning of the year	196,545
Net increase in cash for the year	6,634
Cash, end of year	$ 203,179

See accompanying notes to financial statements.

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and is a wholly-owned subsidiary of Questrade Financial Group Inc. (the "Parent").

Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities and is exempt from SEC Rule 17a-13 pursuant to SEC Rule 15c3-3(k)(2)(ii).

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were applied consistently throughout the year.

(b) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

(c) Revenue recognition:

The Company earns service fees and interest income. The Company recognizes service fees by enabling Questrade, Inc. ("QI"), a commonly controlled company, to utilize the company's market participant ID, as outlined in the Service Agreement, dated January 1, 2011. Interest income and service fees are recognized when earned.

1. Significant accounting policies (continued):

(d) Foreign currency translation:

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenue and expenses are translated at the exchange rate prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in net income in the statement of income.

(e) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(f) Adoption of new accounting standards:

The Company monitors new standards, amendments to standards and interpretations, which are relevant to the Company. The Company did not adopt any new accounting standards for the year ended December 31, 2024.

2. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. The Company manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Company's most significant counterparty concentration comprised of cash on deposit at reputable North American financial institutions and receivables from QI, a commonly controlled company.

2. Financial instruments (continued):

(b) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

(c) Foreign currency risk:

Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial condition date are denominated in Canadian dollars ("CAD"). As such, when they are ultimately settled, the number of U.S. dollars received may differ from the carrying amount. Based on the Company's exposure to CAD as at December 31, 2024, the Company would have a foreign currency gain/loss of $9,117 if USD decreased/increased by 5% in value against the CAD.

(d) Liquidity risk:

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. As at December 31, 2024, the Company has sufficient cash to meet its financial obligations.

3. Related party transactions:

On August 31, 2011, the Company and QI entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to the agreed upon rates as defined. For the year, the total amount of shared expenses charged to the Company by QI totaled $22,355 and is included under office and sundry in the statement of income. $12,324 of amounts owed to affiliates was accrued at December 31, 2024, of which $1,482 was payable to QI and $10,842 was payable to QuestEnterprise Inc, a company under common control.

On January 1, 2011, the Company and QI entered into a service agreement to maintain FINRA registration in good standing. For the year, the Company provided QI with this service in the amount of $95,165, of which $8,994 remained receivable as at December 31, 2024.

4. Common shares:

The Company has an unlimited number of authorized common shares, of which 1,370,090 are issued and outstanding.

5. Income taxes:

There is no material difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian tax rate of 26.5%.

6. Economic dependence:

For the year ended December 31, 2024, 97.37% of revenue was earned from QI, a related entity.

(Expressed in U.S. dollars)

7. Net capital requirement:

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. As of December 31, 2024, the Company had net capital of $148,188, which exceeded minimum net capital requirements by $143,188.

8. Contingencies:

In the normal course of business, the Company may be involved in litigation. As at December 31, 2024, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

9. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2024 and through to February 26, 2025 which is the date the financial statements were issued. During the year, there have been no events that would require recognition in or disclosure in the financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2024

Total stockholder equity from statement of financial condition	$	170,597
Deductions:		
Prepaid expenses		2,475
Due from affiliate		8,994
		11,469
		159,128
Haircut on unhedged foreign currencies		10,940
Net capital	$	148,188
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	2,937
(ii) Minimum net capital		5,000
Net capital requirement	$	5,000
Excess net capital	$	143,188
Aggregate indebtedness	$	44,051
Percentage of aggregate indebtedness to net capital		29.73%

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2024, filed by the Company on form X-17A-5 with the SEC and FINRA on January 23, 2025.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule II - Computation of Determination of Reserve Requirement Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2024

The Company is exempt from Rule 15c3-3 of the Act, in that the Company's activities are limited to those set forth in the conditions for exemption appearing under paragraph (k)(2)(ii) of that Rule.